CUSIP No. 648904200                                         Page 1 of 20 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D-A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)[FN1]

                    NEW WORLD COFFEE - MANHATTAN BAGEL, INC.,
                      f/k/a NEW WORLD COFFEE & BAGELS, INC.
-----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    648904200
-----------------------------------------------------------------------------
                                 (CUSIP Number)

William J. Nimmo                  Joshua A. Leuchtenburg, Esq.
Halpern Denny III, L.P.           Reboul, MacMurray, Hewitt,
500 Boylston Street               Maynard & Kristol
Suite 1880                        45 Rockefeller Plaza
Boston, Massachusetts 02116       New York, New York  10111
Tel.  (617) 536-6602              Tel. (212) 841-5700
-----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

--------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 648904200                                           Page 2 of 20 Pages


                          June 19, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

1)      Name of Reporting Person                         Halpern Denny
        I.R.S. Identification                            III, L.P.
        No. of Above Person
        (If an Entity)                                   04-3501525
-------------------------------------------------------------------------------
2)      Check the Appropriate Box                             (a) [x]
        if a Member of a Group                                (b) [ ]
-------------------------------------------------------------------------------
3)      SEC Use Only
-------------------------------------------------------------------------------
4)      Source of Funds                                   OO
-------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                             Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                  Delaware
-------------------------------------------------------------------------------
Number of                          7)  Sole Voting
Shares Beneficially                    Power                 -0-
Owned by Each
Reporting Person
With
                                   --------------------------------------------
                                   8)   Shared Voting     16,951,320 shares of
                                        Power                Common Stock
                                   --------------------------------------------
                                   9)   Sole Disposi-              -0-
                                        tive Power
                                   --------------------------------------------
                                   10)  Shared Dis-       16,951,320 shares of
                                        positive Power       Common Stock
                                   --------------------------------------------
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CUSIP No. 648904200                                         Page 3 of 20 Pages


11)      Aggregate Amount Beneficially                   16,951,320 shares of
         Owned by Each Reporting Person                    Common Stock
-------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
-------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                  50.49%[FN2]
         Amount in Row (11)
-------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                          PN

--------
     2 Includes shares of Common Stock issuable to Halpern Denny III, L.P. upon exercise of its warrants, but does not include any other shares issuable upon exercise of warrants issued in the transaction described herein.

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CUSIP No. 648904200                                         Page 4 of 20 Pages



1)       Name of Reporting Person                        Halpern Denny &
         I.R.S. Identification                           Company V, L.L.C.
         No. of Above Person
         (If an Entity)                                  04-3501523
-------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group                               (b) [ ]
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds                                 OO
-------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                            Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                 Delaware
-------------------------------------------------------------------------------
Number of                          7)  Sole Voting
Shares Beneficially                    Power                -0-
Owned by Each
Reporting Person
With
                                   --------------------------------------------
                                   8)   Shared Voting    16,951,320 shares of
                                        Power              Common Stock
                                   --------------------------------------------
                                   9)   Sole Disposi-
                                        tive Power           -0-
                                   --------------------------------------------
                                   10)  Shared Dis-      16,951,320 shares of
                                        positive Power     Common Stock
                                   --------------------------------------------
11)      Aggregate Amount Beneficially                   16,951,320 shares of
         Owned by Each Reporting Person                    Common Stock
-------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
-------------------------------------------------------------------------------
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CUSIP No. 648904200                                           Page 5 of 20 Pages


13)      Percent of Class
         Represented by                                  50.49%[FN3]
         Amount in Row (11)
-------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                          OO

--------
     3 Includes shares of Common Stock issuable to Halpern Denny III, L.P. upon exercise of its warrants, but does not include any other shares issuable upon exercise of warrants issued in the transaction described herein.

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CUSIP No. 648904200                                         Page 6 of 20 Pages


                                 Schedule 13D-A
                                 --------------

Item 1.  Security and Issuer.
         -------------------

         This Amendment No. 2 (the "Schedule 13D Amendment 2") amends
Schedule 13D ("Schedule 13D"), which was originally filed on February 1, 2001 and amended by Amendment No. 1 to Schedule 13D ("Schedule 13D Amendment 1") on April 6, 2001 and relates to the Common Stock, $.001 par value (the "Common Stock"), of New World Coffee - Manhattan Bagel, Inc., f/k/a New World Coffee & Bagels, Inc., a Delaware corporation (the "New World"). The principal executive offices of the Issuer are located at 246 Industrial Way West, Eatontown, New Jersey 07724.

Item 2.  Identity and Background.
         -----------------------

          (a) Pursuant to Rules 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Amendment 2 on behalf of Halpern Denny III, L.P., a Delaware limited partnership ("HD III"), and Halpern Denny & Company V, L.L.C., a Delaware limited liability company (the "General Partner"). The General Partner is the sole general partner of HD III. HD III and the General Partner are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement between HD III and the General Partner to file as a group (the "Group Agreement") is attached hereto as Exhibit 99.1.

          (b)-(c) HD III is a Delaware limited partnership whose principal business is that of a private investment partnership. The sole general partner of HD III is Halpern Denny & Company V, L.L.C., a Delaware limited liability company, whose principal business is that of acting as the general partner of HD
III. The following individuals, who are citizens of the United States, are the managing members of the General Partner:

         (i) John D. Halpern

         (ii) George P. Denny, III

         (iii) William J. LaPoint

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CUSIP No. 648904200                                         Page 7 of 20 Pages


         (iv) David P. Malm

         (v) William J. Nimmo

          The principal business and principal office address of each entity and person named in this paragraph is 500 Boylston Street, Suite 1880, Boston, Massachusetts 02116.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) HD III is a Delaware limited partnership. The General Partner is a Delaware limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          HD III has the right to purchase 16,951,320 shares of Common Stock at a price of $.01 per share upon exercise of its Warrants (as defined in Item 4). The aggregate purchase price of the Common Stock, if the Warrants are exercised in full, is $169,513.20. As described more fully in the Schedule 13D, HD III acquired its First Warrant (as defined in Item 4), pursuant to a Series F Preferred Stock and Warrant Purchase Agreement (as amended, the "First Purchase Agreement") between New World and HD III which is incorporated herein by reference to Exhibit 99.2 to Schedule 13D, as amended by Amendment No. 1 to the First Purchase Agreement dated March 29, 2001, which is incorporated by reference to Exhibit 99.2 to Schedule 13D Amendment 1. The aggregate consideration paid by HD III for both its First Series F Preferred Stock (as defined in Item 4) and its First Warrant was $20,000,000, which was funded from contributions from HD

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CUSIP No. 648904200                                         Page 8 of 20 Pages


III's partners. On March 29, 2001, HD III acquired its Second Warrant (as defined in Item 4) pursuant to a Second Series F Preferred Stock and Warrant Purchase Agreement (the "Second Purchase Agreement") between New World and HD III which is incorporated herein by reference to Exhibit 99.3 to Schedule 13D Amendment 1. The aggregate consideration paid by HD III for both its Second Series F Preferred Stock (as defined in Item 4) and its Second Warrant was $5,000,000, which was funded from contributions from HD III's partners.

          HD III acquired its Third Warrant (as defined in Item 4) and its Fourth Warrant (as defined in Item 4) pursuant to a Series F Preferred Stock and Warrant Purchase Agreement dated June 7, 2001 (as amended, the "Subsequent Series F Purchase Agreement") which is attached hereto as Exhibit 99.2, as amended by Amendment No. 1 to the Subsequent Series F Purchase Agreement dated June 19, 2001 which is attached hereto as Exhibit 99.3. The aggregate consideration paid by HD III for both its Subsequent Series F Preferred Stock (as defined in Item 4) and its Third Warrant and Fourth Warrant was $4,000,000, which was funded from contributions from HD III's partners. HD III acquired its Fifth Warrant (as defined in Item 4) pursuant to a Third Series F Preferred Stock and Warrant Purchase Agreement dated June 19, 2001 (the "Third Purchase Agreement" and together with the First Purchase Agreement, the Second Purchase Agreement and the Subsequent Purchase Agreement, the "Purchase Agreements") which is attached hereto as Exhibit 99.4. The aggregate consideration paid by HD III for both its Third Series F Preferred Stock (as defined in Item 4) and its Fifth Warrant was $3,500,000.


Item 4.           Purpose of Transaction.
                  ----------------------

          As described more fully in the Schedule 13D, on January 18, 2001, New World and HD III entered into the First Purchase Agreement. The closing under the First Purchase Agreement, pursuant to which HD III purchased its First Series F Preferred Stock and its First Warrant, occurred on January 22, 2001. Under the terms of the First Purchase Agreement, HD III purchased (i) 20,000,000 shares of Series F Preferred Stock (the "First Series F Preferred Stock") and
(ii) a warrant to purchase up to

CUSIP No. 648904200                                         Page 9 of 20 Pages


8,484,112 shares of Common Stock (the "First Warrant"). The form of the First Warrant is incorporated herein by reference to Exhibit 99.3 to the Schedule 13D. On March 29, 2001, New World and HD III entered into the Second Purchase Agreement. The closing under the Second Purchase Agreement, pursuant to which HD III purchased its Second Series F Preferred Stock and its Second Warrant, occurred on March 29, 2001. Under the terms of the Second Purchase Agreement, HD III purchased (i) 5,000 shares of Series F Preferred Stock (the "Second Series F Preferred Stock") and (ii) a warrant to purchase up to 2,121,028 shares of Common Stock (the "Second Warrant"). The form of the Second Warrant is incorporated herein by reference to Exhibit 99.4 to Schedule 13D Amendment 1. On June 19, 2001, New World, HD III, Brookwood New World Investors, LLC ("Brookwood") and BET Associates, L.P.("BET") entered into an agreement (the "Warrant Amendment") which is attached hereto as Exhibit 99.5 pursuant to which certain terms of the First Warrant and the Second Warrant were amended.

          On June 7, 2001, New World and HD III entered into the Subsequent Purchase Agreement. The closing under the Subsequent Purchase Agreement, pursuant to which HD III purchased its Subsequent Series F Preferred Stock, its Third Warrant and its Fourth Warrant, occurred on June 7, 2001. Under the terms of the Subsequent Purchase Agreement, HD III purchased (i) 4,000 shares of Series F Preferred Stock (the "Subsequent Series F Preferred Stock"), (ii) a warrant to purchase up to 2,538,472 shares of Common Stock (the "Third Warrant") and (iii) a warrant to purchase up to 846,157 shares of Common Stock (the "Fourth Warrant"). The form of the Third Warrant, the Fourth Warrant and the Fifth Warrant is attached hereto as Exhibit 99.6. Pursuant to the terms of the Subsequent Purchase Agreement, the Third Warrant and the Fourth Warrant were issued on June 19, 2001.

          On June 19, 2001, New World, HD III, Greenlight Capital, L.P. ("Greenlight Capital"), Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), Greenlight Capital Offshore, Ltd. ("Greenlight Offshore" and together with Greenlight Capital and Greenlight Qualified, "Greenlight"), Special Situations Private Equity Fund, L.P. ("Special Situations Private"), Special Situations Cayman Fund, L.P. ("Special Cayman"), Special Situations Fund III, L.P. ("Special III", and

CUSIP No. 648904200                                        Page 10 of 20 Pages


together with Special Situations Private and Special Cayman, "Special Situations") entered into the Third Purchase Agreement. The closing under the Third Purchase Agreement occurred on June 19, 2001. Under the terms of the Third Purchase Agreement, HD III purchased (i) 3,500 shares of Series F Preferred Stock (the "Third Series F Preferred Stock", and together with the First Series F Preferred Stock, the Second Series F Preferred Stock and the Subsequent Series F Preferred Stock, the "Series F Preferred Stock") and (ii) a warrant to purchase 2,961,551 shares of Common Stock (the "Fifth Warrant" and together with the First Warrant, the Second Warrant, the Third Warrant and the Fourth Warrant, the "Warrants").

          Each of the Warrants is exercisable at any time until (i) January 18, 2006 with respect to the First Warrant and Second Warrant and (ii) June 19, 2006 with respect to the Third Warrant, Fourth Warrant and Fifth Warrant. Pursuant to paragraph (f) of the Warrants, the number of shares of Common Stock that HD III may receive upon exercise of its Warrants is subject to adjustment for stock splits, recapitalizations and similar changes in the capitalization of the Company. Pursuant to the Warrant Amendment, the First Warrant and Second Warrant are also subject to upward adjustment on January 18, 2002 based on the number of shares of Common Stock issuable upon exercise of the warrants issued by the Company to the holders of the $140,000,000 Senior Secured Increasing Rate Notes due 2003. The amount of such adjustment may be reduced in the event that the Company redeems all or a portion of the Series F Preferred Stock. The shares of Common Stock issuable upon exercise of the Warrants are entitled to registration rights under the terms of an Amended and Restated Registration Rights Agreement dated January 18, 2001 among New World, HD III, Brookwood and BET, incorporated herein by reference to Exhibit 99.4 to Schedule 13D, as amended by Amendment No. 1 to the Amended and Restated Registration Rights Agreement dated March 29, 2001 among New World, HD III, Brookwood and BET, incorporated herein by reference to
Exhibit 99.5 to Schedule 13D Amendment 1 and Amendment No. 2 to the Amended and Restated Registration Rights Agreement dated June 19, 2001 among New World, HD III, Brookwood, BET, Greenlight and Special Situations, which is attached hereto as Exhibit 99.7.

          New World entered into a Consent and Waiver Agreement (the "Consent and Waiver Agreement") dated June 19, 2001 with HD III, Brookwood, BET, Greenlight and Special Situations, which is attached hereto as Exhibit 99.8. Pursuant to Section 8 of the Consent and Waiver Agreement, HD III, Brookwood, BET, Greenlight and Special Situations have agreed not to exercise any of the Warrants until such time as the Certificate of Incorporation of New World is amended to increase the authorized common stock to an amount sufficient to permit the exercise of all then outstanding options and Warrants. New World has agreed to effect such amendment of the Certificate of Incorporation of the Company

CUSIP No. 648904200                                        Page 11 of 20 Pages


on or prior to the earlier of October 17, 2001 and a Change of Control Event (as defined in the Second Amended Certificate of Designation). At any time on or after October 17, 2001, even if such amendment has not been effected, HD III, Brookwood, BET, Greenlight and Special Situations shall be permitted to exercise their Warrants, provided that upon such exercise there is a sufficient number of shares of Common Stock authorized to permit the exercise of the warrants issued in connection with the $140,000,000 Senior Secured Increasing Rate Notes due 2003 by New World. In the event that HD III, Brookwood, BET, Greenlight and Special Situations are permitted to exercise some, but not all of the warrants issued to them due to the restrictions contained therein, then the holders of warrants issued prior to March 31, 2001 have the right to exercise their warrants prior to holders of warrants issued after March 31, 2001.

          Contemporaneously with the execution of the First Purchase Agreement, New World entered into an Exchange Agreement (the "Exchange Agreement") with Brookwood and BET. Pursuant to the Exchange Agreement, contemporaneously with the closing of the First Purchase Agreement, all of the shares of Series D Preferred Stock held by Brookwood and BET were exchanged for shares of Series F Preferred Stock, and warrants held by Brookwood and BET were exchanged for new warrants with substantially the same terms and conditions as the Warrants held by HD III.

          According to the Second Amended Certificate of Designation, Preferences and Rights of the Series F Preferred Stock (the "Amended Certificate of Designation"), attached hereto as Exhibit 99.9, holders of Series F Preferred Stock are entitled to receive, when, as and if declared by New World's board of directors, and to the extent funds are legally available, cumulative dividends payable quarterly, on each March 31, June 30, September 30 and December 31, commencing on (i) March 31, 2001 with respect to any shares of Series F Preferred Stock issued on or prior to March 31, 2001 and (ii) June 30, 2001 with respect to any shares of Series F Preferred Stock issued after March 31, 2001, with dividends for partial quarters based on the dates of issuance and redemption accruing pro rata, at the rate of 16% per annum (the "Dividend Percentage Rate"). The liquidation preference for each share of Series F Preferred Stock is equal to $1,000 plus all accrued and unpaid dividends. The dividends are payable in kind as additional shares of Series F Preferred Stock. The Dividend

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CUSIP No. 648904200                                        Page 12 of 20 Pages


Percentage Rate will increase by an additional 2% per semi-annum commencing on
(i) January 18, 2002 with respect to any shares of Series F Preferred Stock issued on or prior to March 31, 2001 and (ii) June 30, 2002 with respect to any shares of Series F Preferred Stock issued after March 31, 2001, on each outstanding share of Series F Preferred Stock until such share of Series F Preferred Stock has been redeemed by New World as required by the Second Amended Certificate of Designation. No dividends or other distributions of any kind may be declared or paid on, nor will New World redeem, purchase or acquire any shares of the Common Stock, any of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock or Series D Preferred Stock or any other junior class or series of stock other than stock dividends and distributions of the right to purchase common stock and repurchase any such rights in accordance with New World's Rights Agreement dated June 7, 1999 (the "Rights Plan"), unless all dividends on the Series F Preferred Stock accrued for all past dividend periods have been paid.

          The Second Amended Certificate of Designation provides that the Series F Preferred Stock is redeemable at the election of New World, in whole or in part, at any time ("Optional Redemption Date") on not less than 5 nor more than 60 days' prior notice, for an amount equal to 100% of the Purchase Price (as defined below), plus all accrued or declared but unpaid dividends, if any, to the date of redemption (the "Redemption Price"). The "Purchase Price" of each share of the Series F Preferred Stock shall be $1,000 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). In the event that New World does not file an amendment to its Certificate of Incorporation in order to increase the number of authorized shares of its Common Stock to at least 125,000,000 on or prior to October 17, 2001, then the Redemption Price shall be increased by 1% per month until such time as such amendment is filed with the Secretary of State of the State of Delaware and is in full force and effect.

          All outstanding shares of Series F Preferred Stock (x) issued on or prior to March 31, 2001 must be redeemed (subject to the legal availability of funds therefore) in whole on January 18, 2004 and (y) issued after March 31, 2001 must be redeemed (subject to the legal availability of funds therefor) in whole on June 30, 2004 (each a "Mandatory Redemption Date"), at the Redemption Price.

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CUSIP No. 648904200                                        Page 13 of 20 Pages

          In the event that New World fails to pay the Redemption Price in cash on the Mandatory Redemption Date, the Redemption Price will be paid on such date by the issuance of a senior subordinated note (the "Note"), in the form attached hereto as Exhibit 99.10.

          Under the terms of the Purchase Agreements, if within one year of the closing, New World (i) fails to redeem the Series F Preferred Stock or (ii) redeems the Series F Preferred Stock by the issuance of the Note, but has not paid the Note in full, New World will be required to issue to HD III a warrant representing an additional 2.4375% of the fully diluted Common Stock (taking into account all options, warrants and other convertible securities of New World, but not including any outstanding warrants or options with a strike price greater than $3.00 per share and not including the New Warrants) outstanding on such first anniversary date and on each June 30 and December 31 thereafter. The percentage will be reduced pro rata to the extent that the Series F Preferred Stock issued to HD III has been redeemed or the Note has been repaid. HD III is entitled to receive additional warrants in certain circumstances.

          New World has amended its bylaws to provide that the authorization of at least 75% of the board of directors is required to authorize the filing of a petition under the United States bankruptcy code and increased the number of directors to nine.

          Under a Stockholders Agreement among New World, HD III, Brookwood and BET, dated as of January 18, 2001 (the "Stockholders Agreement"), incorporated herein by reference to Exhibit 99.6 to the Schedule 13D, as amended by Amendment No. 1 to the Stockholders Agreement among New World, HD III, Brookwood and BET, dated as of March 29, 2001, incorporated herein by reference to Exhibit 99.8 to
Schedule 13D Amendment 1, and Amendment No. 2 to the Stockholders Agreement among New World, HD III, Brookwood, BET, Greenlight and Special Situations attached hereto as Exhibit 99.11, New World must take all necessary actions to cause the election of two directors designated by HD III; provided, however, that if the shares of Series F Preferred Stock held by HD III are redeemed for cash in accordance with the Second Amended Certificate of Designation or the Note to be issued in accordance with the Second Amended Certificate of Designation is paid in full, HD III will only have

CUSIP No. 648904200                                        Page 14 of 20 Pages


the right to designate one director. In addition, after such events have occurred, if HD III owns less than 2% of the voting stock of New World, it will no longer have the right to designate any directors. The Note also requires New World to take all necessary actions to cause the election of one director designated by HD III.

          Under the Stockholders Agreement, as amended, New World has granted to HD III, Brookwood, BET, Greenlight and Special Situations the right to purchase such stockholder's proportionate percentage in future offerings of securities of New World other than (i) issuances of certain options or warrants to employees, directors or consultants, (ii) issuances in connection with any merger or acquisition, (iii) issuances in an underwritten public offering or (iv) issuances to a bank or other institutional investor in connection with a debt financing. Also pursuant to the Stockholders Agreement, as amended, New World granted HD III, Brookwood, BET, Greenlight and Special Situations a co-sale right in certain situations.

          Furthermore, according to the Second Amended Certificate of Designation, so long as any shares of Series F Preferred Stock remain outstanding, New World may not, without the vote or written consent by the holders of at least 67% of the then outstanding shares of the Series F Preferred Stock, voting together as a single class:

              (i) amend or repeal any provision of New World's Certificate of Incorporation or By-Laws in a manner which materially and adversely affects the rights and preferences of the holders of Series F Preferred Stock;

              (ii) authorize or issue shares of any class of stock having any preference or priority as to dividends or assets superior to or on a parity with the Series F Preferred Stock, including, without limitation, the Series F Preferred Stock of New World, without the vote or written consent by the holders of at least 70% of the then outstanding shares of Series F Preferred Stock, voting together as a single class;

              (iii) pay or declare any dividend on any other type or class of securities, other than a dividend payable in Common Stock or rights under the Rights Plan;


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CUSIP No. 648904200                                        Page 15 of 20 Pages


               (iv) repurchase or redeem any shares of capital stock of New World other than the redemption of the Series F Preferred Stock;

               (v) authorize (i) a sale of any material asset of a value in excess of $1,000,000 of New World or any subsidiary or subsidiaries of New World, (ii) a sale of any substantial portion of the assets of New World or any subsidiary or subsidiaries (other than sales of stores owned by New World or its subsidiaries) or (iii) a recapitalization or reorganization of New World or any subsidiary or subsidiaries of the New World (other than stock splits, combinations and/or dividends);

              (vi) take any action that results in New World or any subsidiary or subsidiaries of New World incurring or assuming more than $1,000,000 of funded indebtedness (other than (w) the $140,000,000 Senior Secured Increasing Rate Notes due 2003 (which have been previously approved by the requisite holders of the Series F Preferred Stock), (x) the $35,000,000 Secured Increasing Rate Note issued on June 19, 2001, (y) borrowings of up to $7,500,000 for a revolving line of credit and (z) up to $4,700,000 of indebtedness outstanding as of June 15, 2001);

              (vii) effect any change of control event;

              (viii) effect (i) an acquisition of another corporation or other entity, or a unit or business group of another corporation or entity, by merger or otherwise, except as contemplated by the First Purchase Agreement, the Exchange Agreement and the Second Purchase Agreement or
          (ii) the purchase of all or substantially all of the capital stock, other equity interests or assets of any other entity or person, except as contemplated in the First Purchase Agreement, the Exchange Agreement, the Second Purchase Agreement and the Third Purchase Agreement;

              (ix) increase the number of directors of the board of directors of New World except as contemplated in the First Purchase Agreement, the Exchange Agreement and the Second Purchase Agreement;

CUSIP No. 648904200                                        Page 16 of 20 Pages


              (x) effect or allow fundamental change in the nature of New World's business; or

              (xi) otherwise materially affect the rights, privileges and preferences of the holders of New World's Series F Preferred Stock.

          Under the Second Amended Certificate of Designation, the holders of Series F Preferred Stock, except as otherwise required under the laws of Delaware or as set forth in the Amended Certificate of Designation, are not be entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of New World.

          Under the Second Amended Certificate of Designation and the Note, the majority of the then outstanding Series F Preferred Stock, voting or consenting, as the case may be, as one class, will be entitled to elect up to four directors (the "Series F Directors"), provided that two of the Series F Directors shall be designated by HD III.

          If (i) dividends on the Series F Preferred Stock are in arrears and unpaid for any quarterly period, which failure to pay continues for a period of thirty (30) days; or (ii) New World fails to discharge any redemption obligation with respect to the Series F Preferred Stock and such failure continues more than 90 days following a mandatory redemption date, then (A) the number of members comprising New World's board of directors will automatically increase by such number so that such additional directors (but including the board seats elected by the holders of Series F Preferred Stock) constitutes not less than 50% of the board of directors of New World and (B) the holders of the majority of the then outstanding Series F Preferred Stock, voting or consenting, as the case may be, as one class, will be entitled to elect directors to the board of directors to fill the vacancies created by such increase, provided that such directors are designated equally by (A) HD on the one hand, and (B) Brookwood and BET on the other hand. Such voting rights will continue until such time as, in the case of a dividend default, all dividends in arrears on the Series F Preferred Stock are paid in full and, in the case of the failure to redeem, until payment of the Redemption Price in cash or until the Note is delivered, at which time the

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CUSIP No. 648904200                                        Page 17 of 20 Pages


term of the directors elected as described in this paragraph will terminate.

          New World may not modify, change, affect or amend the Certificate of Incorporation or the Second Amended Certificate of Designation to increase the authorized Series F Preferred Stock, without the affirmative vote or consent of holders of at least a 67% of the shares of Series F Preferred Stock then outstanding, voting or consenting, as the case may be, as one class.

          HD III was paid a total transaction fee of $700,000 upon consummation of the transactions and $250,000 which is payable on January 31, 2002.

         Item 5.   Interest in Securities of the Issuer.
                   ------------------------------------

                   (a) As of the date hereof, HD III and the General Partner beneficially own an aggregate 16,951,320 shares (including 16,951,320 shares of Common Stock which HD III has the right to acquire upon exercise of its Warrants) of Common Stock of New World, which constitutes approximately 50.49% of the 33,574,011 (see footnote on pages 3 and 5 above) shares of Common Stock outstanding as of June 19, 2001 after giving effect to the issuance of the shares which HD III has the right to acquire upon exercise of the Warrant.

                   (b) Each of the managing members of the General Partner may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the Common Stock owned by HD III. Each of the managing members of HD III disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she may own directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of HD III.

                   (c) Other than as described in Items 3 and 4 above, neither HD III nor the General Partner have engaged in any transactions in the Common Stock within the past 60 days.

                   (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by HD III or the General Partner.

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CUSIP No. 648904200                                        Page 18 of 20 Pages


                   (e)      Not applicable.

         Item 6.   Contracts, Arrangements, Understandings
                   or Relationships with Respect to
                   Securities of the Issuer.
                   ---------------------------------------

                   Except as set forth in Item 4 of this Schedule 13D-A, neither HD III nor the General Partner have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of New World, including but not lmited to transfer or voting of any of the securities of New World, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of New World.

         Item 7.   Material to be Filed as Exhibits.
                   --------------------------------

                   Exhibit 99.1 - Group Agreement

                   Exhibit 99.2 - Subsequent Series F
                                  Purchase Agreement

                   Exhibit 99.3 - Amendment No. 1 to Subsequent
                                  Series F Purchase Agreement

                   Exhibit 99.4 - Third Purchase Agreement

                   Exhibit 99.5 - Amendment Relating to First
                                  Warrant and Second Warrant

                   Exhibit 99.6 - Form of Warrant

                   Exhibit 99.7 - Amendment No. 2 to Registration
                                  Rights Agreement

                   Exhibit 99.8 - Consent and Waiver Agreement

                   Exhibit 99.9 - Second Amended Certificate of
                                  Designation

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CUSIP No. 648904200                                        Page 19 of 20 Pages


                   Exhibit 99.10 - Form of Note

                   Exhibit 99.11 - Amendment No. 2 to Stockholders
                                   Agreement

CUSIP No. 648904200                                        Page 20 of 20 Pages




                                    Signature
                                    ---------


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 25, 2001


                                                 HALPERN DENNY III L.P.
                                                 By: Halpern Denny & Company
                                                 V, L.L.C, General Partner

                                                 By /s/ William J. Nimmo
                                                   ----------------------------
                                                      Managing Member


                                                  HALPERN DENNY & COMPANY V,
                                                  L.L.C.


                                                   By /s/ William J. Nimmo
                                                     --------------------------
                                                         Managing Member